UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

DELTEK SYSTEMS, INC.
(Name of the Issuer)

Deltek Systems, Inc.
Kenneth E. deLaski
Donald deLaski
Robert E. Gregg
DF Merger Co., Inc.
(Names of Persons Filing Statement)

Common Stock, $.001 par value
(Title of Class of Securities)

24785A-10-8
(CUSIP Number of Class of Securities)

Kenneth E. deLaski
Chief Executive Officer
8280 Greensboro Drive
McLean, Virginia 22102
(703) 734-8606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

COPIES TO:
James J. Maiwurm
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

This statement is filed in connection with (check the appropriate box):

a	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	[ ]	The filing of a registration statement under the Securities Act of 1933.
c	[ ]	A tender offer.
d	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$48,319,571*	$4,446**

*	The “Transaction Value” amount referred to above is approximately the sum of (i) the product of 6,637,939 outstanding shares of Common Stock (excluding 8,704,100 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to Mergerco immediately prior to the proposed merger, as discussed below) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $858,307 to be paid in respect of options to purchase up to 263,178 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.
**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,446
 Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Filing Party: Deltek Systems, Inc.
Date Filed: March 15, 2002

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed jointly by Deltek Systems, Inc., a Virginia corporation (“Deltek”), DF Merger Co., Inc., a Virginia corporation (“Mergerco”), Kenneth E. deLaski, Chief Executive Officer, President and Chairman of the Board of Deltek and President, Director and sole shareholder of Mergerco, Donald deLaski, a director of Deltek and Mergerco, and Robert E. Gregg, a director of Deltek and Mergerco, in connection with a proposed merger of Mergerco with and into Deltek with Deltek as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and Mergerco (the “Merger Agreement”), whereby each shareholder (other than the shareholders who are seeking to acquire Deltek and who will contribute their shares to Mergerco immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. The Merger Agreement and the related plan of merger have been approved by a special committee of Deltek’s board of directors and by Deltek’s entire board of directors. Deltek’s shareholders will be asked to vote upon the approval of the Merger Agreement and the related plan of merger at a special meeting of the shareholders of Deltek (the “Special Meeting”).

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Concurrently with the filing of this Statement, Deltek is filing a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act pursuant to which the shareholders of Deltek will be given notice of, and an opportunity to vote on, the Merger Agreement and the related plan of merger at the Special Meeting. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The information set forth on the cover page of the Proxy Statement is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” and “THE SPECIAL MEETING — Record Date; Voting at the Meeting; Quorum” is incorporated herein by reference.

(c)-(d)	The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION — Market Prices and Dividend Information” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION — Deltek Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Parties” and “THE PARTIES — Deltek System, Inc.; — Directors and Officers of Deltek; — DF Merger Co., Inc.” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	The information set forth in the Proxy Statement and under the captions “SUMMARY TERM SHEET;” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING;” “THE SPECIAL MEETING — Required Vote; Effect of Abstentions and Broker Non-Votes;” “SPECIAL FACTORS” and “THE MERGER AGREEMENT” is incorporated herein by reference and Appendices A and B to the Proxy Statement are also incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET;” “SPECIAL FACTORS;” “THE MERGER AGREEMENT” and “CONTRIBUTION AGREEMENT” is incorporated herein by reference and Appendices A and B to the Proxy Statement and Exhibit (d)(2) to this Statement are also incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Effects of the Merger” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under “SPECIAL FACTORS — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Not applicable.

(b)-(c)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the caption “CONTRIBUTION AGREEMENT” is incorporated herein by reference and Exhibit (d)(2) to this Statement is also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Merger” and “THE MERGER AGREEMENT — Structure and Completion of the Merger; — Effect of the Merger on Capital Stock; — Stock Options and Purchase Rights.”

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Background of the Merger; — Purpose and Reasons for the Merger; — The Buyer Group’s Purpose and Reasons for the Merger; — Advantages and Disadvantages of the Merger; — Certain Effects of the Merger;” “FINANCIAL INFORMATION — Market Prices and Dividend Information” and “CONTRIBUTION AGREEMENT” is incorporated herein by reference and Exhibit(d)(2) to this Statement is also incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET;” “SPECIAL FACTORS” and “THE MERGER AGREEMENT” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(e)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET;” “THE SPECIAL MEETING — Record Date; Voting at the Meeting Quorum;” “SPECIAL FACTORS” “FINANCIAL INFORMATION;” “THE MERGER AGREEMENT;” and “DOCUMENTS INCORPORATED BY REFERENCE” is incorporated herein by reference and Appendices A and B to the Proxy Statement are also incorporated herein by reference.
(f)	Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Background of the Merger; — Recommendations of the Special Committee; Recommendation of the Board of Directors; — Opinion of the Financial Advisor to the Special Committee;” “— Position of the Buyer Group as to Fairness of the Merger” is incorporated herein by reference and Appendix B to the Proxy Statement is also incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Financing;” “SPECIAL FACTORS — Financing the Merger;” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING – Proxy Solicitation” and “SPECIAL FACTORS — Fees and Expenses of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Financing;” and “SPECIAL FACTORS — Financing the Merger” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)	The information set forth in the Proxy Statement under the captions “THE PARTIES — Beneficial Ownership of Securities of Deltek” and “FINANCIAL INFORMATION — Deltek Common Stock Purchase Information” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d)-(e)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET and “SPECIAL FACTORS — Background of the Merger; — Purpose and Reasons for the Merger; — Recommendation of the Special Committee; — Recommendation of the Board of Directors; — The Buyer Group’s Purpose and Reasons for the Merger; — Position of the Buyer Group as to Fairness of the Merger” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a)	The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data; — Pro Forma Financial Information; — Other Financial Data” — and “DOCUMENTS INCORPORATED BY REFERENCE” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION — Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)	The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Proxy Solicitation” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1)	Preliminary Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders and Proxy (incorporated herein by reference to the Preliminary Proxy Statement, filed concurrently with this Statement).

(a)(2)	Form of Proxy Card (filed with the Securities and Exchange Commission along with the Proxy Statement, is incorporated herein by reference).

(a)(3)	Press Release of Deltek Systems, Inc., dated as of February 13, 2002 (filed as Exhibit 99.1 to Deltek Systems, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2002, is incorporated herein by reference).

(c)(1)	Fairness Opinion of William Blair & Company, L.L.C. (incorporated herein by reference to Appendix B to the Preliminary Proxy Statement filed as Exhibit (a) to this Statement).

(d)(1)	Agreement and Plan of Merger, dated as of February 13, 2002, between Deltek and Mergerco (incorporated herein by reference to Appendix A to the Preliminary Proxy Statement filed as Exhibit (a) to this Statement)

(d)(2)	Form of Contribution Agreement.

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DELTEK SYSTEMS, INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski Chief Executive Officer, President and Chairman of the Board

DF MERGER CO., INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski President

/s/ Kenneth E. deLaski Kenneth E. deLaski

/s/ Donald deLaski Donald deLaski

/s/ Robert E. Gregg Robert E. Gregg

Dated: March 15, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	FILING METHOD

(a)(1)	Preliminary Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders and Proxy	Incorporated herein by reference to the Preliminary Proxy Statement, filed concurrently with this Statement

(a)(2)	Form of Proxy Card (filed with the Securities and Exchange Commission along with the Preliminary Proxy Statement)	Incorporated herein by reference

(a)(3)	Press Release of Deltek Systems, Inc., dated as of February 13, 2002 (filed as Exhibit 99.1 to Deltek Systems, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2002)	Incorporated herein by reference

(c)(1)	Fairness Opinion of William Blair & Company, L.L.C.	Incorporated herein by reference to Appendix B to the Preliminary Proxy Statement filed as Exhibit (a) to this Statement

(d)(1)	Agreement and Plan of Merger, dated as of February 13, 2002, between Deltek and Mergerco	Incorporated herein by reference to Appendix A to the Preliminary Proxy Statement filed as Exhibit (a) to this Statement

(d)(2)	Form of Contribution Agreement	Filed herewith